Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-161520) and the Registration Statement on Form S-8 (No. 333-141471) of Agree Realty Corporation of our reports dated September 25, 2012, relating to the statement of revenue and certain expenses of the Portland, Oregon Property and Tri-State Properties for the year ended December 31, 2011, and the Roseville, California Property, the Salt Lake Property, and Leawood Property for the year ended December 31, 2010, and our report dated March 9, 2012 (except for Notes 4 and 16, as to which the date is September 25, 2012), with respect to the consolidated financial statements and schedule of Agree Realty Corporation for the year ended December 31, 2011, which are included in this Current Report on Form 8-K dated September 25, 2012.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Chicago, Illinois

September 25, 2012